FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, BC, V6M 2A3

Item 2: Date of Material Change:

February 25, 2011

Item 3: News Release:

A news release dated & issued on February 25, 2011 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. the appointment of Mr. Gordon Chunnett, B.Sc. (Hons) to its Advisory Board. Mr. Chunnett has extensive global experience in platinum group metal (PGM) operations, exploration and mine development, with particular emphasis on Southern Africa. He has served with Anglo Platinum Limited for approximately 31 years as Head of Platinum Geology and Exploration. Mr. Chunnett has unparalleled experience in the Bushveld and Great Dyke, which served well for the exploration projects that he headed up in Brazil, Canada, Russia, China, Zimbabwe and elsewhere.

Item 5: Full Description of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce the appointment of Mr. Gordon Chunnett, B.Sc. (Hons) to its Advisory Board. Mr. Chunnett has extensive global experience in platinum group metal (PGM) operations, exploration and mine development, with particular emphasis on Southern Africa. He has served with Anglo Platinum Limited for approximately 31 years as Head of Platinum Geology and Exploration. Mr. Chunnett has unparalleled experience in the Bushveld and Great Dyke, which served well for the exploration projects that he headed up in Brazil, Canada, Russia, China, Zimbabwe and elsewhere.

Harry Barr, President and CEO stated "We are extremely pleased to have Mr. Chunnet join our Advisory Board. Due to scarcity of PGMs in the world, experienced PGM geologists are also a rare commodity. Furthermore, he has been involved in the discovery of millions of ounces of PGMs through his former capacity of Head of Geology and Exploration with Anglo Platinum and most importantly for our Company, Mr. Chunnett has been involved with our River Valley PGM Project in Sudbury from its inception. We look forward to working with Gordon and regard him as a vital addition to our expanding technical team".

Mr. Chunnett will join a growing team of professionals with a wealth of experience in all aspects of the mining industry including geologists, engineers, and corporate finance advisors who have spent their careers guiding mineral exploration companies from grass roots exploration through to production with a specific emphasis on PGMs.

About Pacific North West Capital Corp

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F) is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. The River Valley PGM Project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project located in the Sudbury region of Ontario.

On January 31, 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (see news release dated January 31, 2011).

The Company is also advancing the Rock and Roll Polymetallic Project in the Iskut River region of British Columbia (see press release dated October 27, 2010). The project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past producing Eskay Creek mine. PFN has contracted for a NI43-101 report to be completed on this project and expects the report within the next 30 days. The Company also has an expanding project portfolio in PGM, gold and base metal projects in Québec, Ontario, Saskatchewan and Alaska. In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011.

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing assets based in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.6 million in working capital and securities.

Pacific North West Capital Corp. is a member of the International Metals Group of Companies (www.internationalmetalsgroup.com).

.	See the full news release dated January 24, 2011, attached hereto.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Linda Holmes, Corporate Secretary
Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9: Date of Report

February 25, 2011